Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Nine Months
Ended
September 30, 2011

Loss from continuing operations before income taxes	$(690)

Adjustments:
Interest expense	117
Interest component of rental expense (1)	24
Amortization of capitalized interest	2
Loss from continuing operations as adjusted	$(547)

Fixed charges:
Interest expense	$117
Interest component of rental expense (1)	24
Capitalized interest	1
Total fixed charges	$142

Ratio of earnings to fixed charges	*

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the nine months ended September 30, 2011 were inadequate to cover fixed charges. The coverage deficiency was $689 million.